INSIDER REPORT

(See instructions on the back of this report)

02002971

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PACIFIC NORTH WEST CAPITAL CORP

12g 82-4828

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 10/01/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

SUPP

BOX 3. NAME OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BARR

GIVEN NAMES: HARRY

NO. STREET APT: 508-626 WEST PENDER STREET

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6M 2A3

BUSINESS TELEPHONE NUMBER: 604 - 685 - 1870

BUSINESS FAX NUMBER: 604 - 685 - 8045

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☐ UNITED STATES
- ☐ NASDAQ
- ☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
PRIVATE OPTIONS	30000									30000	D	
OPTIONS	362000									362000	I	CDN. GRAVITY
COMMON	29000									29000	D	
COMMON	1540400	29	01	02	10		2000	.60		1538400	I	SEE REMARKS
		31	01	02	10		2000	.60		1536400	I	" "

PROCESSED FEB 14 2002 THOMSON FINANCIAL

02 FEB -6

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Of the 1536400 Indirect Common: Cdn. Gravity - 374000
293020 B.C. Ltd. 1162400

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 05/02/02

FIN 2030 Rev. 98/3/9

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

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